Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 5, 2009
Relating to Preliminary Prospectus dated October 16, 2009
Registration Statement No. 333-161813
Duoyuan Printing, Inc.
6,455,918 Common Shares
(CUSIP Number: 26605B 109)
This issuer free writing prospectus of Duoyuan Printing, Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus dated October 16, 2009 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-1 (Commission File No. 333-161813) and the issuer free writing prospectus dated October 30, 2009. The following information supplements and updates the information contained in the Preliminary Prospectus and the issuer free writing prospectus dated October 30, 2009.

Initial public offering price:	$8.50 per common share

Underwriting discounts and commissions:	7.00%

Common shares outstanding immediately after this offering:	31,375,050 common shares (or 32,343,438 common shares assuming the underwriters exercise their over-allotment option in full).

Trade date:	November 6, 2009

Closing date:	November 12, 2009

Common shares offered by us:	5,500,000 common shares

Common shares offered by the selling shareholders:	955,918 common shares

Over-allotment option:	Up to 968,388 common shares

Estimated net proceeds to us:	Approximately $42.3 million, after deducting underwriting discounts and commissions and estimated offering expenses.

Use of Proceeds:	We intend to use our net proceeds from this offering as follows:

• to build a factory to manufacture cold-set corrugated paper machines at our Langfang Duoyuan facility;

• to improve and upgrade our existing manufacturing facilities and production lines; and

• for general corporate purposes.

Dilution:	After giving effect to (1) the grant of 875,000 restricted common shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, pursuant to our 2009 Omnibus Incentive Plan, (2) the sale of 5,500,000 common shares in the offering by us at an initial public offering price of $8.50 per share, and (3) after deduction of underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value as of June 30, 2009 would have been $169.0 million, or $5.35 per share. This represents an immediate increase in net tangible book value of $0.33 per share to existing shareholders and an immediate dilution of $3.15 per share to new investors purchasing shares in the offering.

Principal shareholder ownership:	Wenhua Guo, our principal stockholder, will beneficially own approximately 56.0% of our common shares (or 54.3% if the over-allotment option is exercised in full).
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. toll-free at 1-800-754-4781 (calling number is not toll-free outside the United States).